Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Wheels Up – Wolfe Transportation and Industrials Conference

May 27, 2021

Hunter Keay:

Hi everybody. Good afternoon. Good morning wherever you are. I'm Hunter Keay. I'm the Airlines and Aerospace analyst here at Wolfe Research. It's 1:35 PM Eastern time on May 27th. This is day three of our Wolfe Research Transportation and Industrials Conference. I'm really happy to have the Wheels Up team with me here today, Eric Jacobs the CFO and Kenny Dichter the CEO. It's great to meet you both.

I've heard a lot about you guys, and I'm excited to be talking to you today. We have 30 minutes of Q and A, so for those of you on the line, I can see people are still joining us. Type in your questions, and I only can see them and I will read them anonymously if you're interested. Otherwise I've got plenty of questions myself, but in Fireside Chat format. I'm going to turn over to you guys, Kenny and Eric, if you want to kick off with a few minutes of opening remarks, and then we'll get into the questions.

Kenny Dichter :

Well, thanks, and I appreciate you, Hunter and Wolfe having Eric and I. I'll just start out by introducing Eric. I recruited him the best way one could recruit a CFO. Eric was a distinguished Wheels Up member. He was the former CFO of Dealertrack, which was an analog to digital flip. Dealertrack wired up, digitized, and automated the car dealer industry and enabled businesses like Vroom and Carvana today to thrive. Eric navigated from the CFO position, prior to that some operational positions around the world. Eric engineered a $4.5 billion cash exit there to Cox Automotive and proud to have him here three years now in as our CFO. And we'll talk a little bit more about going public via SPAC, partnering up with ASPL and LVMH, L Catterton DNA there, and again, Eric and his team very versed in that, Hunter, as we go there.

Kenny Dichter :

Me, 20 years in the private aviation space. I got my undergraduate degree from the University of Wisconsin. I got my MBA from Berkshire Hathaway. Shook hands with Richard Santulli who founded fractional jet ownership, created NetJets, left Goldman Sachs as a partner there in 1986, founded NetJets. Buffett famously became a customer of NetJets in ‘96 and bought the firm in ‘98. I was lucky enough to get a handshake from Richard and Warren in 2001 to do our first democratization in private aviation called the Marquis Jet Card, which was NetJet's 25 hours at a time. Think Starbucks card of private aviation. That was our first democratization. It made the pyramid much wider and made the addressable market bigger.

After nine years and $4 billion of the jet card sales and $2 billion of fractions, it was time for me to be an entrepreneur again. We sold the business to NetJets. I stayed on as Vice Chair and put those businesses together. But August 2013, my current endeavor Wheels Up, we wanted to be more Netflix than NetJets, a membership model, want to be digital marketplace, Uberize the private aviation space, which is the last space not to have a robust winner take most marketplace. And I think Eric and I and our team... We're really proud of our team... is in a great position, now going public deal closing end of the second quarter, projected to trade, not as ASPL, but as maybe, Hunter, the best symbol in the world for us, UP, on the New York Exchange. And we'll be the first company in our space to list at a major exchange. So with that, thanks to everybody for, for dialing in.

Hunter Keay:

Yeah. I don't know how you got that ticker, but that is a good one. I agree. I don't know how that was available. Great. I've got a bunch of questions here. So I can appreciate the comparisons to Airbnb and Uber, but have you guys, can you give me any other comparison, examples of other marketplaces that have been created with really high price points? Because all these marketplaces that you talk about are very low price points, but I'm just curious is there any precedent globally, on expensive marketplaces that maybe I'm not aware of?

Kenny Dichter :

I would just say, look, when we think about our business model and look, we're in the hospitality business, we're in the service business, we're in transportation, but we're a lifestyle brand. And when I think about companies like bookings.com or Luxury Retreats, which sold to Airbnb, and then you think about Open Table. You could spend a few grand making a reservation at a great restaurant, and you can do that all digitally today. And really what it's about, Hunter, is there's so much asset availability. When Kalanick and Camp endeavored to do Uber, they figured out that the American car was parked 23 hours and 30 minutes a day. The average business jet is parked 23 hours and 40 minutes a day. So we're starting with an asset that is incredibly underutilized.

And again, the proof point... Again, I'll hand it over to Eric, and he can give you a little bit of color, why he joined and how he saw the marketplace here. If we're already seeing people 40% of our bookings, and these are member bookings for the most part are happening digitally. So people are doing high price point transactions every single day digitally. We know as we take this very, very fragmented operator community, and we apply our Avianis software and cloud-based system to show us like Open Table, the real-time availability and feasibility, we're going to unlock unbelievable utility and efficiency. With that said, Eric, maybe you can drop a bullet or two on top.

Eric Jacobs:

Yeah, I think that your last point's the key point there. I think it's our ability to take an industry that's just analog and digitize it. And it's very fragmented, and you're doing it in a way that it's applicable. The concept's applicable to all industries, and people are willing to transact online. That's the easy part. The hard part is bringing together supply and demand in such a way that you're taking costs out of the system.

Hunter Keay:

Okay. How do you think about the price point? Obviously you don't want it to be too low, but you don't want it to be too high either. What is your average price point right now and where do you want it to be in 2025?

Kenny Dichter :

Well, I'd say a couple of things. First off I think density's our friend, and as you build our community globally into a marketplace, prices are naturally going to come down because things are going to get more efficient. We started our business with the King Air 350i, which is the most economical and greenest airplane out there. We call it the flying SUV. It's a twin turbo prop, after the 737, the most manufactured airplane in the history of airplanes. And no one put that in fleet format. So we started our business focusing on less than two hour flights, eight seats, eight golf bags. And we built a business, a membership business around that.

I think today it's all about... You look at C.H. Robinson. Go look at Convoy. To me, it's just about being the best third-party logistics company in the world. I'll just double-click on what Eric said. We got to create more utility and efficiency in the space. Ultimately that creates better price points. That's how Uber took out the taxis and took out the people that were pricing garage to garage rather than point to point.

Hunter Keay:

So, you've said that 90% of people that can... You cited the McKinsey study…90% of people who could afford to fly private don't. Why is that?

Kenny Dichter :

Because I think very simple. The market before Wheels Up got into the marketplace…and again, we think there's millions of people in businesses and tens of thousands of airframes in that are available in the marketplace, via Avianis software.

But it's got a lot of mystique in it. It's a mysterious space. Ticket brokering. It was very mysterious 10 years ago to figure out how to get a real-time ticket to a Broadway show or a sporting event. StubHub came to the market and simplified it. So I think it's as easy as simplifying and creating. And we've created a trusted brand that both the operators and the most important, the new consumers coming into the space, the 90% you've spoken about. And again, when you can do by the seat and when you can share assets, the whole world opens up.

And I think that it's a function of the technology is there to do a marketplace in real time, and as Eric likes to say, a very complex business. Eric, maybe you have a point or two on top of that?

Eric Jacobs:

Once again, I think you hit on it. We're essentially trying to bring together through a third of our legs are repositioning legs or empty legs, and there's an opportunity when you open up the aperture and you bring in a lot of non-members into the funnel, that even if you're getting your direct operating costs, that's win-win-win. It's a win for everybody. So that's one of the ways you democratize and bring down the price points is by taking advantage of the natural demand. There's certain people that want to get from A to B at a certain time of the day on holidays. They're essentially going to get what they want and at the price point it takes to get them there, but it opens up a lot of opportunity for those that haven't traditionally flew to join into the market.

Kenny Dichter :

And Hunter, one other point there just to follow on Eric is when you think about utility and efficiency, let's talk about Uber in New York City. When they arrived, the yellow cab business was 30%, 35% occupied and 60%, 65% looking for someone to raise their hand and go get in a taxi. They flipped that 70% of the time because of the density and the technology. They have a fare in the back versus 30% repositioning, and go look at the economics and who can compete with who. That's really where Wheels Up is coming in.

I would say Hunter, just to hit on another piece of your question, we never want to be the low cost provider. You can go out and source an airplane that's 40 or 50 years old with a single pilot. And there's standards in our marketplace. And by the way, we're in a very safe space, the FAA and DoT do a great job on Port 135. It's a very safe space when you have two commercial pilots and you have a great engine or two engines. But ultimately we don't want to be the low-cost provider. We want to be the safest way that you can get to A to B in an airframe that we deem safety vetted and verified.

Hunter Keay:

Yeah. You talk about part of democratization is breaking down these old barriers, right? These old school broker networks I think was a term that you've used before.

Kenny Dichter :

Yep.

Hunter Keay:

But let's just say you've got a ton of demand over here, that you have a ton of latent capacity over here, but these old school broker networks, they're old school, but they're making money. And even though you might make it worth their while to enable connections and use their aircraft and things like that, how do you know that they're going to want to buy in? And how do you make them feel comfortable that you're not going to marginalize them over the next 10 years? Because they're not going to do that unless they know.

Kenny Dichter :

I would say, Hunter, the analog broker that you're describing, that's a group that's going to unfortunately be disintermediated by technology and the way that, again, the ticket brokers or the folks that were selling stock at six cents a share before the electronic exchanges showed up and you could do it for less than a penny with consistency, with safety.

So ultimately that big piece that you just described, and, Hunter, you're describing it right, these are the people that were brokering trucks before C.H. Robinson and Convoy went in and said that this 15%, 20% certain times, that's a price that the industry shouldn't pay. So we're really focused on the operators, the people that have the assets, and by the way, in a certain way, they're over-reliant on the analog broker who's not really aligned with them, and we want to connect that operator community, incredibly fragmented, it's a global opportunity, direct to the demand.

And like I said, you go and throw in the efficiency and the utility of a plane where you want it when you want it. And by the way, if you're an operator, you can feed your real-time availability and feasibility. You no longer need a sales force extended, whether it's a broker or whether you have a sales director or a marketing director. You don't need that any more. And the same way that the restaurants that don't have enough money to market their own little special place that they have an Open Table. That's been an unbelievable efficiency tool for mom and pop operators, midsize operators, and large operators alike.

Hunter Keay:

Okay. For the managed business, are you managing any corporate fleets right now?

Kenny Dichter :

The way we look at our business, here's a little bit of an Amazon analogy. We have a first-party business that's owned and operated that's got the blue stripe on it, where we carry the pilots, and that's how we started our business. When we went on and made some acquisitions, first off, we did an off-market deal with Ed Bastion to take in Delta Private Jet. We also took in a marketing deal with Ed where all of a sudden you talk about lowering the cost of acquisition. The first-class cabin, the business cabin, the tens of thousands of businesses that they have contracted, all of the status folk. We really put together a super democratizing deal on the marketing with Delta.

But the second party business that you just described, managing other people's assets or corporate assets, Delta Private Jet was not an owned and operated shop, it was a second party shop, which is when the corporate or the high-net worth individual wasn't flying his or her assets that we're managing, that they had scheduling control, which created the supply that they needed.

When we bought our back end, Gamma Signature, yes, the same signature that Blackstone and GIP picked up off the public markets, we also picked up a managed business, which is a second party business, where again, we don't own the asset, it's asset right. We manage it for corporations and people, and we can use the latent demand on that asset to fill with our people.

So, we think the combination of a great first-party business, which we don't see investing in heavily, we got enough there. Second-party business we want to grow around the world. The big opportunity for us to take our multiple, that we came public on, 1.8 times 2022 revs, is we can expand that multiple by becoming more Airbnb or more Uber, which is more asset light, more third-party.

And when I think about Amazon and that analogy, Amazon endeavored to be the best third-party logistics company in the world. We want to be the best private aviation logistics company in the world. We're working on maintenance programs now. Special deals with the OEMs because of our volume. Being able to around the world help our operator community get better pricing at the fuel pump if they're flying wheels up flights.

So that third party, which down the road, and Eric, you can double click here, will be a bigger mix of our business moving forward, is that's the asset light marketplace with the Wheels Up good faith and credit in front of it. So, Eric?

Eric Jacobs:

Yeah. So if you look at our investor deck, you can see that when I joined 2017, 85% of our flights were done on fleet for essentially the blue and white King Airs. Fast-forward to the end of 2020, and it was 45% that was done off fleet.

About 20% was done was done through the managed tails, the two-party business, and 25% were done through third party. We think that the model, when you go out 2025, it becomes more than a majority will be off-fleet in terms of third party and managed. And that's off our balance sheet, its asset-right for us. The capital intensity of this business going forward for the next couple of years is about $25 million or so of cap x, and that's about 2% of revenue. So we we've already invested heavily in building out that foundation and investing in assets. Now we've already proven that we can evolve and shift to that asset-right model while still maintaining a high level of customer service.

Hunter Keay:

Here's a question from the audience, I'll ask. "How important is scale in the private jet market, and what advantages do you have over competitors like XO or EJM?"

Kenny Dichter :

I would say in the private jet market, like every other market, scale density, global, that's all our friend. And when I look at... it's interesting, EJM for everybody is the management unit of Berkshire Hathaway's NetJets. So I know it well, I was part of it. And XOJET is part of Vista Global. So there's three, what I would say, legacy platforms out there, Hunter. So it'd be NetJets, which EJM is part of, Marquis Jet Model business that we sold in there is part of... Vista global has XO, then there's Flexjet Directional Aviation. I think that the folks on the Zoom should look at those three players the way I look at them, which is the Four Seasons, NetJets, the Ritz Carlton Flexjet and Directional and Vista Jet XO, the St. Regis. Every model that we're talking about here is predicated on ownership.

You have to buy a fraction at NetJets before anything good happens. Yes, you can buy a Marquis card, but that's a by-product of the NetJets fractional business. Flexjet, really, as Flexjet goes, Directional goes, and then XO, again, it's a small piece they bought from TMC. They bought a... TPG, I'm sorry, a 40-plane super mid-size program. And again, Thomas and Vista Jet are very focused on the selling of large cabin... in their case, it's called FSP. We look at those companies and say, "Look, if we want to be Airbnb, or we want to be Uber, we want to be OpenTable, bookings.com, we got to walk that walk every day and just...

Hunter, to answer that question properly, it's all about scale, but it's really all about that second and third party scale. And the third party is where all the scale is. And again, if we continue to walk the walk that we want, all of the demand out there in the world, those sorts of niche players are doing what they're doing. They're doubling down on their business. They create a great pricing atmosphere for us, but we don't feel like we're in the same business as they are.

Hunter Keay:

Okay. I want to talk about Delta for a couple of minutes. We've got about five minutes left. First of all, well, actually, before I get specifically to Delta, let me talk about just premium airline travel in general. Are you banking on an overall deterioration in service? And by the way, this is not a Delta question, just so I'm clear. Are you banking on an overall deterioration in service levels, either the frequency or capacity, but the actual in-flight product as well for premium cabin on a commercial aircraft as part of your market share?

Kenny Dichter :

I'll answer that. First off, I'll just say, look, Ed Bastian has been a great friend, mentor and partner here. Again, we did this deal off market pre-crisis with Ed, and he's been an unbelievable partner. To watch him and his team, Glenn and the team at Delta... I know Wolfe has had a couple of these folks on to watch them manage through the crisis and take that middle seat out and do all the great things that Delta is doing... to me, you measure a CEO or you measure a management team when the tide is low. It's been amazing to watch them navigate through. I'd also say that, look, 80% of the Wheels Up clientele at some point in time in the world, or in a year, they travel commercially. Whether it's a coast to coast or overseas.

So we're counting on the commercial system to be strong moving forward. I think that travel as a theme... I watched Chesky do some CNBC work and talk about how travel is going to be slightly different, but people are staying longer. We're long-term bullish on both commercial and private. And we think that we're an experience economy. We know we're in the experience economy where goods and services are great, but it's not what I have, it's what I do. And I think the more that people... and I think COVID-19 broke in certain way that I think this pent up demand that everybody's seeing, commercial and private... now we're counting on great service there. We can do certain things, Hunter, that commercial will never do. Let's just talk about last mile. So think about a Delta customer that flies from LA to PDK, to Atlanta, but wants to go to the masters tournament.

It's three, four guys and gals that want to go there. Instead of driving four hours to Augusta, we could go wing to wing and have a King Air take that group for less than $5,000 from PDK... so you're talking about $1,500 a head there and back. And that last mile, that could be a billion, $2 billion opportunity with Wheels Up Delta alone.

So I think there's a lot of synergy. I do think it's great if Delta finishes their Boston, New York run at 10 o'clock at night, and we can do an 11:00 or 11:30, a red eye so you don't have to stay over and you can get back home for that little league game or the dance the next day, the theater performance. Wheels Up sells time and I think that the spectra... Delta, economy seat all the way up to a Gulf Stream or a global charter at Wheels Up, I think Ed and I, and Eric, Glenn, we all shared one vision, which is we can have one great big global ecosystem where you can do everything….the everything store of travel.

Hunter Keay:

For the block purchases that you can use interchangeably on Delta travel, on your own. Can you roll that over if you don't spend it?

Kenny Dichter :

Yes, you can roll it over. The only thing that we ask or we require is that you pay prevailing prices. So, we'll keep that money alive and be good stewards, and if you don't use it, you never lose it.

Hunter Keay:

Okay. How many memberships a year do you sell through Costco?

Kenny Dichter :

Eric, I'm going to defer to you. I'm not sure that we can say the exact number.

Eric Jacobs:

We can't give out the exact number but let's just say they've been a good partner through the years and I think it just proves that our product resonates with a broad set of consumers.

Kenny Dichter :

Eric, if you're going to be a true democratizer, you've got to be able to sell it in Costco. And I would just say again, I'll hit on what Eric said. We sold a very strong set of memberships through Costco. They've been a great partner. And again, I think that that just says it all about the kind of product line we're in. If it can be sold at Costco, it's a democratized product.

Hunter Keay:

I love Costco. I live there. So, yeah. I go to Costco all the time. I see what you guys do there. We've got about one minute left, but I didn't get a chance to talk about Avianis. I know you said there was a hugely important acquisition. Do you want to talk to me about Avianis in a minute if you can? What it brings to the table and what your new hire Vinayak is going to bring to the table? I'd appreciate that too.

Kenny Dichter :

I'll go quick on Avianis. I think that for anybody that follows the software game... It was a SAS software that we picked up that was the leading SAS in our industry by many measures. Tim Armstrong, who sits on our board, who ran Google sales for a long time who ran Google Sales for a long time and then took over AOL and sold it to Verizon…he likened Avianis to the DoubleClick purchase that Google made, which really enabled their marketplace on the search box. And when I think about bookings.com and I think about the software that powers these marketplaces, that's what Avianis is. We're in development to create a free version of that so that we can give that, think Open Table to every, in their case restaurant, in our case operator, in exchange for real-time availability and feasibility. It's cloud-based and we think that as history will write it or say it, that that could be our most important acquisition as we're working Avianis into the system.

Just quickly, we hired Greg Greeley. Before we hired Vinayak, Greg Greeley was 18 years on Jeff Bezos' hip at Amazon. He developed the Prime program with Jeff and then Chesky recruited him away to be the president of Airbnb. Vinayak worked very closely, but he knew him and Amazon, but they work really closely at Airbnb. So Greg's the Chairman of Marketplace, Vinayak's our quarterback. And he's now two, three weeks in, I'm already seeing how global, how simple, how efficient that he sees this business becoming, really leveraging digital. I'll have Eric fill in there. We're we couldn't be more excited to have Greg and Vinayak and more to come on that front. Eric?

Eric Jacobs:

Yeah. So look, we have a 100+ technologists. We view ourselves as not just a transportation logistics company, but as a technology company as well, and Vinayak will help us manage product, technology, sales, and a lot of aspects to bring that front end together. So super excited to have him on the team.

Hunter Keay:

And by the way, I was wrong, we haven't told 2:05. I thought it was two o'clock. So I'm glad because talking about Avianis in 60 seconds didn't feel right. So that's great. So we've got another three minutes actually. How do you get these operators that have signed up on Avianis? What do these operators look like? Are they technologically savvy people? Are they people that are kind of out in the sticks that kind of just do the same thing year in, year out? I mean, are you going to have this salesman go literally knocking on their door out and Iowa? I mean, how is this actually .... how are you going to get these guys signed up on this platform?

Kenny Dichter :

Yeah. Well, the good news is in our space, there's two to 3,000 operators that we're focused on here. So with 2- 3,000 versus millions of homes that you need up on Airbnb, it's a group that ... it's a very tight knit group. And again, it's a sophisticated group. This is a group that's running a really expensive asset for really sophisticated people. And again, our job is just to increase their availability and utility when and where they want it. So we're really an enabler. So the operator wants us. It's not like we need to convince the operator because not only did we come with the software, we come with the demand and the brand. So if you want to service Wheels Up, it's the reason people use Amazon. Whether they like Amazon and not, Amazon's got a great front door and a great warehouse system and ability to ship everywhere and be everywhere. Eric, I'll have you pick up a couple of bullets here just to double click on that one.

Eric Jacobs:

So there's ... we have large operators, global brands, that utilize the platform to small mom and pops. So it's clearly a scalable platform that could be used, not just for the U.S., but could be used internationally, can be used for helicopters. It can use for lots of applicability there. As Kenny mentioned, the goal for us is to, you can do the deep integration of, into Avianis and have take all the bells and whistles. Wheels Up has additional technology that it's bringing to bear on a Avianis and the operators that can help them with their scheduling optimization. But ultimately, if you don't want to be deeply integrated, we'll be an open platform. And we'll give you, over time, we'll develop the platform portal that you can give us, feed us your available aircraft, so that we'll have that insight into the supply, which is critical for not just us, but also for the operator.

Kenny Dichter :

And Hunter, one more thing quickly is I know that we're bumping against time, but you talked about some of the EV players and people that are endeavoring to be in the eVTOL space. I just want everybody to know we're not giving up an inch there. We partnered up with Scott Donnelly and Bell Textron made a big announcement about what we're going to do with VTOL. And then as he develops the hybrid and goes to eVTOL, as Eric said, it's an Avianis answer. The software system we have is not just fixed wing. It will handle rotor. And one of the big reasons that we wanted to put some chips on the table with Scott Donnelly and his team from Bell Textron is that we believe ultimately he's in great position to create the next generation of what's going to happen with electrification and different sort of dynamics in that front. So I would say there's a lot of folks playing around in the EV space. Wheels Up, we view ourselves, Delta, Wheels Up, Avianis, Bell Textron….Total Aviation Solution.

Hunter Keay:

So when Bell Textron makes their EV solution who buys it? These operators or you?

Kenny Dichter :

Well, like I said, I think that we're in the business of being a third party. We will make them available in partnership to our operators. And guess what? If we have to put a few on our balance sheet to get it going, we want to show our operators that this is a viable business. That's how you do it.

Hunter Keay:

Okay. And then, I mean, do you expect to be doing that by the end of the decade? Is that feasible middle of the decade, or what's?

Kenny Dichter :

I, again, I leave the expertise to Scott. Scott thinks it's a five to seven to 10 year out story. I mean, again, they already have the prototypes. Again, if I had to put chips up and bet on somebody getting there first, I really do believe in Bell Textron. I've been in business with them 20+ years. They have the engineering. They have the expertise with the Osprey. And I think that that's probably the timeframe. I would say five, seven on the inside. 10 on the outside, but the good news is we announced that we're going to be running some VTOLS with them, helicopters. Delta Airlines is going to be able to make that available to its customers that see that as an appropriate product. And of course, the Wheels Up members appreciate time-saving. So if we can do that and we can make the world a greener place, ultimately with electrification, we're all in.

Hunter Keay:

Yep. Well, what you just said there begs about five more questions, but we were at a time. Now we are at a time, but yeah, Kenny and Eric, it's great to talk to you. Really appreciate you guys taking the time to meet with me and some other people today. It's been great and look forward to building the relationship and seeing you guys soon in person at some point.

Kenny Dichter :

Well, we appreciate that. And again, Wolfe and Hunter, you and your crew, we'll always make ourselves available. Those five or six questions you can tune back in when we come on a Wolfe next episode, and we'll take them all.

Hunter Keay:

That's great. Thank you guys. I really appreciate it. Enjoy your day and have a nice long weekend.

Kenny Dichter :

Thank you.

Eric Jacobs:

You too.

Hunter Keay:

All right. See you later.

***

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021 and May 27, 2021, which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Page 12 of 12